Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019



January 23, 2008

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Kevin Woody
         Branch Chief

Re:  Citigroup Diversified Futures Fund L.P. (the "Partnership")
     Form 10-K for the fiscal year ended December 31, 2006
     File No. 000-50718
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Ladies and Gentlemen:

On behalf of this firm's client, Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated December 21, 2007 to Jennifer Magro, Chief Financial Officer of the General Partner. For your convenience, the Staff's comments are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2006
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Item 8. Financial Statements and Supplementary Data
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Notes to the Financial Statements
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Note 5.  Investment in Partnerships: page F-17
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1.   Given that the Partnership has a 67.95%, 94.18%, 50.25%, 94.49%, and 52.42%
     ownership interest in CMF Aspect Master Fund, L.P., CMF Drury Capital
     Master Fund L.P., CMF Willowbridge Argo Master Fund L.P., CMF Capital Fund Management Master Fund L.P., and CMF Avant Master Fund L.P., respectively, explain to us how you determined that it would not be necessary to consolidate each of these entities. Please cite the relevant accounting literature in your response.

Mr. Kevin Woody
January 23, 2008
Page 2


     The Partnership's structure and its investments in the Master Funds make it similar to a fund of funds. The American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, Investment Companies (the "AAG") permits a fund of funds to use the specialized accounting instructions applicable to master-feeders for financial reporting (AAG 5.59 and 5.53). While the Partnership is not an "investment company" as defined in Section 3 of the Investment Company Act of 1940, it is nevertheless considered an investment company for purposes of the AICPA guidelines. Consistent with AICPA guidelines, therefore, the Partnership presents its financial statements on a master-feeder basis.

     The Partnership is deemed an investment company as defined in the AAG because it meets the attributes for (1) investment activity, (2) unit ownership, (3) pooling of funds, and (4) a reporting entity. As such, the General Partner's understanding is that the Partnership should follow the specialized accounting principles for investment companies (AAG 1.06). The Partnership may follow either the provisions of AICPA Accounting Standards Division Statement of Position ("SOP") 95-2 (as amended by SOP 01-1 and SOP 03-4), or present a complete set of master financial statements with each feeder financial statement, in a manner that is consistent with the requirements for public investment companies (AAG 7.07).

     Additionally, the Commodity Futures Trading Commission ("CFTC") has provided commodity pool operators such as the General Partner with specific guidance for reporting on master-feeder arrangements. Such guidance is found in the CFTC's annual letter to commodity pool operators, "Annual Reporting for Commodity Pools," dated January 31, 2007. The CFTC's letter states on page 4 that:

             Paragraph 7.07 of the AICPA Audit and Accounting Guide, Audits of Investment Companies, permits nonpublic feeder pools either to follow the disclosure and reporting provisions of SOP 95-2, as amended by SOPs 01-1 and 03-4, or to present a complete set of master financial statements with each feeder financial statement (emphasis added).

Consistent with both AICPA and CFTC guidance, the Partnership's financial statements contain a complete set of financial statements, including applicable footnote disclosures, for the Partnership and each Master Fund. The General Partner notes that the AAG describes a "master-feeder" arrangement as a registered investment company that invests in a single investment vehicle. The General Partner believes that the Partnership's investment in multiple master funds does not warrant consolidation where investment in a single master fund would not. For the reasons noted above, therefore, the General Partner does not believe consolidation is necessary or informative for investors.

Note 9.  Financial Instrument Risks: page F-22

2. We note that the Partnership and the master funds may make investments in assets that are not traded on an exchange. Explain to us the Partnership's and master funds' policy for determining the fair value of these assets. Additionally, to the extent the Partnership or master fund have any such investments as of period end, tell us how you determined that it would not be necessary to disclose the

Mr. Kevin Woody
January 23, 2008
Page 3


Partnership's and master fund's methodology for calculating the fair value in the Accounting Policies footnote.

The Partnership does not engage in any direct trading. All trading is conducted through the Master Funds. The majority of the Master Funds' trading is in exchange traded futures contracts for which daily settlement prices are available. Currently, all off-exchange contracts traded by the Master Funds are traded in commodity interests for which there is generally a liquid underlying market and are valued by reference to the settlement price of a similar exchange-traded product. The Master Funds' off-exchange contracts to date, therefore, have been valued based on the settlement price of a similar exchange-traded product.

In the event that a Master Fund trades an off-exchange contract for which no similar exchange traded product exists, the General Partner will value the off-exchange contract using one or more alternative valuation methods which may include, but are not necessarily limited to, reliance on assessments made by internal product control teams affiliated with the General Partner. The General Partner will include a description of any such alternative valuation method in the Partnership's policy footnote in such event.

The Partnership's current disclosure states that: "The majority of the Partnership's positions will be exchange-traded futures contracts, which will be valued daily at settlement prices published by the exchanges. Swap contracts generally will be valued by reference to published settlement prices or dealers' quotes in related markets or other measures of fair value deemed appropriate by the General Partner. The General Partner expects that under normal circumstances substantially all of the Partnership's assets will be valued by objective measures and without difficulty." The General Partner believes that this disclosure is currently accurate.

                                     * * * *



Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth



cc:  Jennifer Magro
     Gabriel Acri
     Mark Rakip, Securities and Exchange Commission